Exhibit 99.1

XPeng Announces Vehicle Delivery Results for November 202115,613 Smart EVs Delivered

•	15,613 vehicles delivered in November 2021, a 270% increase year-over-year

•	7,839 P7s delivered in November 2021, a 187% increase year-over-year

•	82,155 total vehicles delivered year-to-date, a 285% increase year-over-year

•	Cumulative deliveries reached 121,953 as of the end of November 2021

Guangzhou, China, December 1, 2021 — XPeng Inc. (“XPeng” or the “Company,” NYSE: XPEV, HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its vehicle delivery results for November 2021.

XPeng reached the monthly delivery target amidst global supply chain challenges with 15,613 Smart EVs delivered in November, representing a 270% increase year-over-year. The robust delivery momentum bears witness to the competitiveness of XPeng’s Smart EVs and steady execution in light of the ongoing challenges in various aspects of the global supply chain.

Deliveries in November consisted of 7,839 P7 smart sports sedans, representing a 187% increase year-over-year. The P5 smart family sedan, launched in September 2021, has been building a solid order backlog with 2,154 units delivered in November. At the same time, the G3i smart SUV – launched in July 2021—is gaining increasing customer traction with 5,546 units delivered in November (plus 74 G3s delivered).

As of November 30, 2021, year-to-date total vehicle deliveries reached 82,155, representing a 285% increase year-over-year, including 53,110 P7 deliveries.

The Company’s cumulative deliveries reached 121,953 as of the end of November 2021.

In November, XPeng unveiled its new flagship smart SUV, the G9, the Company’s fourth production model and its first model to be designed according to international safety and environmental protection standards. It is also XPeng’s first production model to incorporate a set of groundbreaking in-house technologies, including the X-EEA 3.0 electronic and electric architecture, the latest XPILOT 4.0 advanced driver assistance system and the next-generation XPower 3.0 powertrain and supercharging system. The Company plans to begin deliveries of the G9 in the third quarter of 2022.

XPeng has been expanding its supercharging network across China, with 550 branded supercharging stations in operation nationwide as of October 31, 2021. XPeng customers can now enjoy free supercharging and fast charging services through a network of 1,734 charging stations across China.

About XPeng Inc.

XPeng is a leading Chinese smart electric vehicle company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to explore and drive Smart EV transformation with technology and data, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPeng develops in-house its full-stack autonomous driving technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrification/electronic architecture. XPeng is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are manufactured at its plant in Zhaoqing, Guangdong province.

For more information, please visit https://en.xiaopeng.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPeng’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPeng’s goals and strategies; XPeng’s expansion plans; XPeng’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPeng’s expectations regarding demand for, and market acceptance of, its products and services; XPeng’s expectations regarding its relationships with customers, contract manufacturers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPeng’s filings with the SEC. All information provided in this press release is as of the date of this press release, and XPeng does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

The Piacente Group

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

Marie Cheung

XPeng Inc.

Tel: +852 9750 5170 / +86 1550 7577 546

Email: mariecheung@xiaopeng.com